NEWS RELEASE

Endeavour Increases the Bought Deal Private Placement to CAD$14.4 Million

September 16, 2005 - Vancouver, Canada – Endeavour Silver Corp. (EDR: TSX-V; EJD: FSE) is pleased to announce that the bought deal private placement which was disclosed in the News Release issued earlier today has now been increased from CAD$9.6 million to CAD$14.4 million, by increasing the number of units from 4,000,000 units to 6,000,000 units at CAD$2.40 per unit. All other terms of the private placement remain unchanged from those disclosed in today’s prior News Release.

The private placement is subject to an underwriting agreement, due diligence and regulatory approval.

Endeavour Silver Corp. (EDR: TSX-V; EJD: FSE) is a silver mining company focused on growth of its silver resources and production in Mexico. The expansion program now underway at the high grade, producing Santa Cruz silver mine in Durango, Mexico should allow Endeavour to become one of the top five primary silver producers worldwide.

On Behalf of the Board of Directors,
ENDEAVOUR SILVER CORP.

/s/ “Bradford J. Cooke”

Bradford J. Cooke
Chairman and CEO

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Venture Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. The Company expressly disclaims any obligation to update any forward-looking statements.